Exhibit 99.10

CONSENT OF STEVEN J. NICHOLLS

The undersigned hereby consents to the references to, and the information derived from, the amended and restated technical report with an effective date of September 15, 2017 on the Railroad - Pinion Project in Elko County, Nevada, USA, entitled “Technical Report Maiden Resource Estimate North Bullion and Railroad Project, Elko County, Nevada, USA – Amended and Restated”, and to the references, as applicable, to the undersigned's name included in or incorporated by reference in the Annual Report on Form 40-F being filed by Gold Standard Ventures Corp., dated March 28, 2019, and the registration statements on Form S-8 (No. 333-225533) and on Form F-10 (No. 333-225539) of Gold Standard Ventures Corp.

Dated: March 28, 2019	/s/ Steven J. Nicholls
Steven J. Nicholls, BA.Sc., MAIG